

May 4, 2015

<u>Via Email</u>
Mario J. Gabelli
GAMCO Asset Management Inc. et al.
One Corporate Center
Rye, NY 10580

      Re: Telephone and Data Systems, Inc.
             Preliminary Proxy Statement on Schedule 14A
             PREC14A filed on April 28, 2015 by GAMCO Asset Management, Inc.,
             Mario J. Gabelli, Philip T. Blazek and Walter M. Schenker
             File No. 001-14157

Dear Mr. Gabelli:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or by amending the filing if appropriate. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Letter to Stockholders</u>

1. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself as defined at Rule 14a-101. Please revise or advise.

<u>Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 2</u>

2. We noticed that the proxy statement and other soliciting material will be available at a dedicated website.   Given the ambiguous use of the term furnish in the cover letter regarding the distribution of the proxy statement, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Proposal No. 1, page 9

3. We noticed the disclosure that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4. The participants disclose that the shares of common stock represented by the proxy card will be voted for substitute nominees contingent upon a named nominee being unable to serve and other conditions being satisfied. To the extent that any substitute nominees would need to be identified in a notice given to the issuer in order to satisfy its advanced notice requirement, and such deadline has passed, please revise the disclosure to remove the implication that voting for substitute nominees is a viable option.

Quorum; Broker Non-votes; Discretionary Voting, page 15

5. Advise us, with a view toward revised disclosure in this section as well as Item 4 on the cover letter, the legal basis upon which the participants have relied to conclude that "the persons named in the enclosed proxy will have discretionary authority to vote with respect to such adjournment." To the extent revisions are made to the proxy statement and form of proxy in order to account for a proposal where adjournment is sought for the purpose of soliciting additional proxies, please revise the disclosure to qualify the scope of discretionary authority granted by referencing Rule 14a-4(c)(3). At present, the disclosure indicates that such authority broadly empowers the proxy holders to vote on "any matter that may properly come before such meeting…" Please ensure corresponding revisions also are made to the legend on page two.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

Mario J. Gabelli
GAMCO Asset Management Inc. et al.
May 4, 2015
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steve Wolosky, Esq.
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP